UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13G
AMENDMENT NO. 1
Under the Securities Exchange Act of 1934

DEERFIELD CAPITAL CORP.
-----------------------------------------------------------------
(Name of Issuer)


COMMON, $0.001 PAR VALUE PER SHARE
-----------------------------------------------------------------
(Title of class of Securities)


244572301
--------------
(CUSIP Number)


30 June 2008
-----------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-l(b)
[X]	Rule 13d-l(c)
[ ]	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















CUSIP NO. 244572301						Page 2 of 14 Pages


1.	NAME OF REPORTING PERSON
       WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				3,375,900

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			3,375,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,375,900 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.1%

12.	TYPE OF REPORTING PERSON*
       OO




















CUSIP NO. 244572301						Page 3 of 14 Pages


1.	NAME OF REPORTING PERSON
       DART CONTAINER CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,055,400

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,055,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,055,400 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.1%

12.	TYPE OF REPORTING PERSON*
       CO

















CUSIP NO. 244572301						Page 4 of 14 Pages


1.	NAME OF REPORTING PERSON
       COPPER MOUNTAIN INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,775,000

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,775,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,775,000 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.2%

12.	TYPE OF REPORTING PERSON*
       CO

















CUSIP NO. 244572301						Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       ROBERT C. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				8,830,400

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			8,830,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,830,400 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       13.2%

12.	TYPE OF REPORTING PERSON*
       IN


















CUSIP NO. 244572301						Page 6 of 14 Pages



1.	NAME OF REPORTING PERSON
       RUSHMORE INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				-0-


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			-0-



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       -0-

12.	TYPE OF REPORTING PERSON*
       CO




















CUSIP NO. 244572301						Page 7 of 14 Pages


1.	NAME OF REPORTING PERSON
       ROBERT C. DART RESIDUAL TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

       MICHIGAN


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				-0-


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			-0-



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       -0-

12.	TYPE OF REPORTING PERSON*
       OO












CUSIP NO. 244572301						Page 8 of 14 Pages


1.	NAME OF REPORTING PERSON
       WILLIAM A. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				-0-


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			-0-



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- shares


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       -0-

12.	TYPE OF REPORTING PERSON*
       IN















CUSIP NO. 244572301						Page 9 of 14 Pages


1.	NAME OF REPORTING PERSON
       CLAIRE T. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				-0-


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			-0-



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- shares


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       -0-

12.	TYPE OF REPORTING PERSON*
       IN











CUSIP No. 244572301						Page 10 of 14 Pages

This Amendment No. 1 to Schedule 13G amends the Schedule 13G filed by the Reporting Persons on June 16, 2008.

ITEM l(a).	NAME OF ISSUER:
       DEERFIELD CAPITAL CORP.

ITEM l(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       6250 N. RIVER ROAD
       ROSEMONT, IL  60018

ITEM 2(a)-(c).	NAME, ADDRESS AND CITIZENSHIP OF EACH PERSON FILING:

The William and Claire Dart Foundation (the Dart Foundation), 500
Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

Dart Container Corporation (Dart Container), 500 Hogsback Road, Mason, MI 48854, a Michigan company owned 100% by Robert C. Dart.

Copper Mountain Investments Limited (Copper Mountain), P. O.
Box 31363, Grand Cayman, KY1-1206 Cayman Islands, a Cayman
Islands company now owned 100% by Robert C. Dart as a result of a distribution from the Robert C. Dart Residual Trust.

Robert C. Dart, P. O. Box 30229, Grand Cayman, KY1-1201, Cayman
Islands, a Belize citizen, is the beneficial owner of all of the stock of Dart Container and also is the beneficial owner of all of the stock of Copper Mountain.

Due to the disposition by the Robert C. Dart Residual Trust of all of its ownership interest in Copper Mountain effective 30 June 2008 to Robert C. Dart, the Robert C. Dart Residual Trust, William A. Dart and Claire T. Dart are no longer the beneficial owners of any shares of the Issuer, and as a result are no longer Reporting Persons on this
Schedule 13G and are no longer deemed to be members of the group reported herein.

Due to the disposition effective 30 June 2008 of all of the shares of the Issuer beneficially owned by Rushmore Investments Ltd. to Robert C. Dart, Rushmore Investments Ltd. is no longer the beneficial owner of any shares of the Issuer and, as a result, is no longer a Reporting Person on this Schedule 13G and is no longer deemed a member of the group reported herein.










CUSIP No. 244572301						Page 11 of 14 Pages

The Dart Foundation, Dart Container, Copper Mountain and Robert C. Dart (the Reporting Persons) are filing jointly because they may be regarded as a group. However, a) Dart Container, Copper Mountain, and Robert C. Dart each disclaim beneficial ownership of the shares owned by the Dart Foundation, and (b) the Dart Foundation disclaims beneficial ownership of the shares owned by Dart Container, Copper Mountain and Robert C. Dart, and (c) Dart Container and Copper Mountain each disclaim beneficial ownership of the shares owned by the other.

Each of the Reporting Persons disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.


ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock $.001 par value per share

ITEM 2(e).	CUSIP NUMBER:	244572301

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

As of the date of this Amendment No. 1 to Schedule 13G, the Reporting Persons beneficially own, in the aggregate, 12,206,300
(18.3%) of the outstanding shares of the common stock of the Issuer.

As of the date of this filing, Copper Mountain Investments Ltd.
beneficially owns the following:

(a)	Amount Beneficially owned:	4,775,000
(b)	Percent of Class:	7.2%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  4,775,000
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       4,775,000


As of the date of this filing, Dart Container Corporation beneficially owns the following:

(a)	Amount Beneficially owned:	4,055,400
(b)	Percent of Class:	6.1%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  4,055,400
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       4,055,400
CUSIP No. 244572301						Page 12 of 14 Pages

As of the date of this filing, Robert C. Dart, beneficially owns the following:

(a)	Amount Beneficially owned:	8,830,400
(b)	Percent of Class:	13.2%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  8,830,400
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       8,830,400

As of the date of this filing, the William and Claire Dart Foundation beneficially owns the following:

(a)	Amount Beneficially owned:	3,375,900
(b)	Percent of Class:	5.1%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	3,375,900
       (ii) shared power to vote or to direct the vote:  -0-
       (iii)sole power to dispose of or to direct the disposition of:
            3,375,900
       (iv) shared power to dispose of or to direct the disposition of:
             -0-

As a result of the disposition of all of their beneficial ownership of the shares of the Issuer, this is the last report that will be filed by these persons as a member of this group:
	Rushmore Investments Ltd.
	Robert C. Dart Residual Trust
	William A. Dart
	Claire T. Dart


ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:	[ ]

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
			Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY OR CONTROL PERSON.  Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.	Not applicable.











CUSIP No. 244572301						Page 13 of 14 Pages


ITEM 10.  CERTIFICATION.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE.
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
3 July 2008

DART CONTAINER CORPORATION
BY: Robert C. Dart, Director
3 July 2008

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
3 July 2008

ROBERT C. DART
3 July 2008

RUSHMORE INVESTMENTS LTD.
BY:  James D. Lammers, Director
3 July 2008

ROBERT C. DART RESIDUAL TRUST
BY:  Dart Financial Corporation, Trustee
	William A. Dart, President
3 July 2008

WILLIAM A. DART
3 July 2008

CLAIRE T. DART
3 July 2008









CUSIP No. 244572301						Page 14 of 14 Pages


EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree to the joint filing of Form 13g (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
3 July 2008

DART CONTAINER CORPORATION
BY: Robert C. Dart, Director
3 July 2008

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
3 July 2008

ROBERT C. DART
3 July 2008